SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02,808,708/0001-07

NIRE [Corporate Registration Identification Number] 35,300,157,770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on February 17, 2012, drawn up in summary form.

1.            Date, time and venue:  On February 17, 2012, starting at 11:30 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Messrs.  Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond e Paulo Alberto Lemann.

3.            Board:  Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Article 35 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of January 31, 2012.

4.2. Distribution of dividends and interest on own capital. Pursuant to the recommendation of the Operations, Finance and Compensation Committee at the meeting held on February 16, 2012 and based on the extraordinary balance sheet prepared as per item 4.1 above, to approve the distribution of (i) dividends with respect to the results of the 2011 fiscal year, at R$0.6000 per common share and R$0.6600 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”) with respect to the results of the 2012 fiscal year and attributed to minimum mandatory dividends for 2012, at the total amount of R$0.1800 per common share and R$0.1980 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.1530 per common share and R$0.1683 per preferred share.

4.2.1. The aforementioned payments shall be made as from April 10, 2012, whereas the dividends distribution shall be subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2011, and the interest on own capital distribution to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2012.  The record date shall be February 29, 2012 for BM&FBovespa shareholders and March 5, 2012 for ADR holders, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends  as from March 1st, 2012.

1

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, February 17, 2012.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Vicente Falconi Campos	/s/ Luiz Fernando Ziegler de Saint Edmond

/s/ José Heitor Attilio Gracioso	/s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani Secretary

2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer